UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SATSUMA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

John Kollins

President and Chief Executive Officer

Satsuma Pharmaceuticals, Inc.

4819 Emperor Boulevard, Suite 340

Durham, NC 27703

(650) 410-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua Dubofsky

Phillip Stoup

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 5, 2023. The Statement relates to the tender offer by SNBL23 Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company in exchange for (i) $0.91 per share in cash, without interest thereon and less any applicable withholding taxes, and (ii) one non-transferable contractual contingent value right per share (the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

This Amendment is being filed to reflect certain updates as presented below.

Item 4	The Solicitation or Recommendation.

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The following paragraph is added after the second paragraph under the heading “Recommendation of the Company Board”:

“Based on the knowledge and analysis of available information regarding the Company and consideration of factors described above, the Company and Purchaser reasonably believe that the terms of the Merger Agreement and the Offer are fair to the stockholders other than Parent, its affiliates and the director and officer stockholders of the Company (the “Unaffiliated Stockholders”).”

2.

The first paragraph of under the heading “Opinion of the Company’s Financial Advisor-Opinion of Houlihan Lokey Capital, Inc.” shall be deleted in its entirety and replaced with the following paragraph:

“On April 16, 2023, Houlihan Lokey orally rendered its opinion to the Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 16, 2023), as to, as of such date, the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Purchaser and their respective affiliates of the Offer Consideration to be received by such holders in the Transaction pursuant to the Merger Agreement. Houlihan Lokey has consented to the use of its materials in this Schedule 14D-9.”

3.

The following bullet point is added under the heading “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board – In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and making the decisions, determinations and recommendations described above, the Company Board considered, among other things, the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance”:

•	“the Company’s liquidation value relative to the Offer Price and Merger Consideration, as more fully described under the section titled “Company Management Liquidation Analysis”,”

4.

The following paragraphs are added after the second paragraph under the heading “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board” that begins with “In considering the recommendations of the Company Board with respect to the Offer and Merger…”:

Procedural Fairness

In the course of reaching their determinations and decisions and making the Company Board Recommendation, the Independent Directors also considered the following factors relating to the procedural safeguards that the Independent Directors believed were present to ensure fairness of the Offer and the Merger, each of which the Independent Directors believe supported their decision and provided assurance of the fairness of the Offer and the Merger to the Unaffiliated Stockholders.

The Independent Directors believe that by (i) publicly disclosing on November 14, 2022 that Satsuma was exploring strategic alternatives to maximize value for shareholders, (ii) publicly disclosing on February 16, 2023 that Satsuma was seeking a transaction partner that will commercialize STS101 and (iii) engaging experienced independent legal and financial advisors to conduct an extensive outreach to and negotiations with potential buyers, Satsuma conducted a thorough process to ensure that Satsuma obtained the best terms and highest price that a potential buyer was willing to pay for Satsuma. Further, the Independent Directors believe that this thorough process provided assurance of the fairness of the Offer and the Merger to the Unaffiliated Stockholders, as none of the other potential buyers contacted in this extensive outreach (or potential buyers who contacted Satsuma during this extensive outreach) was able to put forth an actionable proposal that would permit Satsuma to continue to operate with sufficient liquidity and credit to fund ongoing operations.

The Independent Directors believe that by engaging Parent in extensive and serious negotiations toward a definitive agreement, the Independent Directors were able to build in key protections to ensure the Unaffiliated Stockholders receive maximum value for their Shares. For example, in addition to providing for an Offer Price that represents a 37.9% premium to the $0.66 closing price of the Shares on April 14, 2023, before the public announcement of the Merger Agreement, the Independent Directors believe the terms of the Merger Agreement properly preserve the opportunity for a competing bidder to make a superior offer to acquire all of the outstanding Shares.

The Independent Directors have determined, on behalf of Satsuma, that the Offer is procedurally fair to the Unaffiliated Stockholders based on the following additional factors:

•	the Offer gives each Unaffiliated Stockholder the opportunity to make its own evaluation of the transaction and the Offer Price;

•

in the event Satsuma receives a takeover proposal that constitutes or would reasonably be expected to result in a superior proposal, Satsuma may engage in discussions or negotiations with such persons in regard to such superior proposal after signing an acceptable confidentiality agreement;

•

the Independent Directors may, in response to a superior proposal, withdraw, modify or amend their recommendation, recommend a superior proposal, or terminate the Merger Agreement to accept a superior proposal, if Satsuma is not in breach of its non-solicitation obligations under the Merger Agreement and the Independent Directors determine in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties under applicable law of the Satsuma Board to Satsuma’s stockholders, subject to Parent’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement and Satsuma’s obligation to pay a Termination Fee (as defined in the Merger Agreement) in the case of a termination of the Merger Agreement by Satsuma; and

•

Unaffiliated Stockholders who do not tender their Shares in the Offer will have appraisal rights to dissent and obtain payment of the fair value of their shares as determined in a judicial appraisal proceeding.

Given the procedural safeguards described above, the Independent Directors did not consider it necessary to retain, and did not retain, an unaffiliated representative to act solely on behalf of the Unaffiliated Stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

Similarly, the Independent Directors did not submit the Offer for the approval of a majority of the Unaffiliated Stockholders as the Offer is not structured in such a manner that such approval is required. Such approval is not required under Delaware law and given the procedural safeguards described above, including the fact that the Unaffiliated Stockholders are able to choose whether they wish to tender their shares or not, the Independent Directors did not consider it necessary to structure the transaction in such a manner.

The Unaffiliated Stockholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. The Unaffiliated Stockholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. The Unaffiliated Stockholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.

Substantive Fairness

Item 8	Additional Information.

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and restated by adding the following at the beginning of the section:

“Summary Financial Information

The following table sets forth summary historical consolidated financial data for the Company as of and for the years ended December 31, 2022 and 2021. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Company’s Annual Report on Form 10-K for the years ended December 31, 2022 and December 31, 2021, including the notes thereto. The following summary is qualified in its entirety by reference to such reports. The financial statements included as Item 8 of Part II of the Company’s Annual Report Form 10-K for the years ended December 31, 2022 and December 31, 2021 are hereby incorporated by reference in this Schedule 14D-9. Copies of those reports and other documents filed by the Company may be examined at and copies may be obtained from the SEC at the SEC’s website at www.sec.gov.”

	Year Ended December 31,
	2022	2021

	(in thousands, except per share data)
Revenue	$0	$0
(Loss) income from continuing operations	$(70,947)	$(51,166)
Net (loss) income	$(70,055)	$(51,172)
(Loss) income per share from continuing operations—basic and diluted	$(2.22)	$(1.75)
Net (loss) income per share—basic and diluted	$(2.19)	$(1.75)
Weighted average common shares outstanding—basic	32,024,991	29,174,386
Weighted average common shares outstanding—diluted	32,024,991	29,174,386

	Year Ended December 31,
	2022	2021

	(in thousands, except per share data)
Cash and cash equivalents	$16,429	$15,835
Current assets	$54,809	$99,848
Noncurrent assets	$130	$9,984
Total assets	$54,939	$109,832
Current liabilities	$8,115	$8,492
Long-term debt, net	$0	$0
Noncurrent liabilities	$0	$0
Total liabilities	$8,115	$8,492
Total stockholders’ equity	$46,824	$101,340
Book value per share—basic	$1.46	$3.47
Book value per share—diluted	$1.46	$3.47

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Satsuma Pharmaceuticals, Inc.

By:	/s/ Tom O’Neil
Name: Tom O’Neil
Title: Chief Financial Officer

Dated: May 24, 2023